UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number 001-42007

CDT Environmental Technology Investment Holdings Limited

(Translation of registrant’s name into English)

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road

Nanshan District, Shenzhen, China 518057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective as of April 25, 2024, CDT Environmental Technology Investment Holdings Limited (the “Company”) dismissed Wei, Wei & Co., LLP (“Wei, Wei”) as the Company’s independent registered public accounting firm. Effective as of April 26, 2024, the Company approved the engagement of Enrome LLP, an independent registered public accounting firm, as the Company’s independent registered public accounting firm. The decision to change independent registered public accounting firms was made after careful consideration by the Company and was approved by the audit committee of the Company’s board of directors on April 25, 2024.

The report of Wei, Wei on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Wei, Wei did not audit the Company’s consolidated financial statements for the fiscal year ended December 31, 2023.

During the two most recent fiscal years and the subsequent interim period through April 25, 2024, there have been no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, between the Company and Wei, Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Wei, Wei would have caused them to make reference thereto in their report on the Company’s consolidated financial statements, or (ii) reportable events, as defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years and the subsequent interim period through April 25, 2024, neither the Company nor anyone on behalf of the Company has consulted with Enrome LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Enrome LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, pursuant to Item 16F(a)(1)(iv) of Form 20-F, or a reportable event, pursuant to Item 16F(a)(1)(v) of Form 20-F.

The Company provided Wei, Wei with a copy of these disclosures and requested from Wei, Wei a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures, and, if not, stating the respects in which it does not agree. A copy of Wei, Wei’s letter dated April 26, 2024 is filed herewith as Exhibit 16.1.

Exhibit No.	Description of Exhibit
16.1	Letter of Wei, Wei & Co., LLP, dated April 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2024

CDT Environmental Technology Investment Holdings Limited

By:	/s/ Yunwu Li
Name: Yunwu Li Title: Chief Executive Officer and Chairman of the Board of Directors